NYSE Regulation
New York Stock Exchange (**NYSE**)
11 Wall Street
New York, NY 10005
United States of America

D **+852 3656 6054**
E **nathan.powell@ogier.com**

Reference: NMP/JTC/507110.00001

14 May 2025

Dear Sirs

We act as Cayman Islands counsel to TMD Energy Limited, an exempted company incorporated in the Cayman Islands (the **Company**), for matters of Cayman Islands law only.

The Company has advised us that it intends to follow its home country practice (the **Home Country Practice**) in lieu of the requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 and Section 110 of the NYSE American Company Guide for filing quarterly reports on Form 6-K (the **Securities Exchange Rules**). The Company has advised us that, as required by Section 110 of the NYSE American Company Guide, the Company intends to disclose in its annual report on Form 20-F any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE American listing standards.

Under Cayman Islands law, the Company's practice of following the provisions of the laws of the Cayman Islands in lieu of the above Securities Exchange Rules is not prohibited under any statutory legal provision of the Cayman Islands, unless it is otherwise specified in the Company's memorandum and articles of association. Based upon our review of the amended and restated memorandum and articles of association of the Company conditionally adopted by special resolution passed on 28 March 2025 and effective on 31 March 2025 (the **Memorandum and Articles**), there is no requirement under the Memorandum and Articles requiring the Company to comply with the aforesaid requirement.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NYSE American rules and regulations, and we express no opinion as to the meaning, validity or effect of the NYSE American rules and regulations. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Ogier
Providing advice on British Virgin Islands,
Cayman Islands and Guernsey laws

Floor 11 Central Tower
28 Queen's Road Central
Central
Hong Kong

T +852 3656 6000
F +852 3656 6001
ogier.com

Yours faithfully

Ogier